

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2011

Mr. Julian Heslop
Chief Financial Officer
GlaxoSmithKline plc
980 Great West Road
Brentford, TW8 9GS
England

      Re: GlaxoSmithKline plc
              Form 20-F for Fiscal Year Ended December 31, 2009
              File No. 001-15170

Dear Mr. Heslop:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time.

              Sincerely,

              Melissa Rocha
              Accounting Branch Chief